April 18, 2006

Mail Stop 6010


H. Arthur Davis
President
Golden Valley Development, Inc.
1200 Truxton Avenue #130
Bakersfield, CA 93301

Re:	Golden Valley Development, Inc.
	Amendment No. 3 to Registration Statement on Form 10-SB
      Filed April 11, 2006
	File No. 0-51637


Dear Mr. Davis:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your updated financial statements. Because your registration statement became effective by operation of section 12(g)
of the Exchange Act, you became subject to all obligations of a company with a class of securities registered under section 12(g). Therefore, you must file updated financial information in the appropriate periodic report required by section 13(a) of the Exchange
Act. That periodic report also should update other disclosure from your Form 10-SB as appropriate; for example:

* discuss developments in your business since your last disclosure, or explain why there have been no developments.
* describe your affiliates` activities with other newly public companies.

Statements of Operations, page 14

2. It appears that revenues for the period July 26, 2004
(Inception)
through December 31, 2004 were deleted in error from the Statement of
Operations.  Please revise as necessary.

Statement of Changes in Stockholders` Deficit, page 15

3. Please revise the headers in your statement of changes in stockholders` deficit to clearly label each column.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Dennis Hult at (202) 551-3618 or Jay Webb at
(202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3617 with any other questions.


      Sincerely,



      Russell Mancuso
      Branch Chief
H. Arthur Davis
Golden Valley Development, Inc.
April 18, 2006
Page 1